UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidates nominated by minority shareholders for the Board of Directors

—

Rio de Janeiro, March 15, 2022 – Petróleo Brasileiro S.A. - Petrobras, under the terms of the Ofício Circular/Anual-2022-CVM/SEP, informs that it has received from common shareholders the nomination of candidates for the Board of Directors, whose election will take place in the Annual General Meeting of April 13, 2022, if the cumulative voting procedure is adopted under the terms of art. 141, "caput" of Law 6404/76.

Shareholders FIA Dinâmica Energia and Banclass FIA, both managed by Banco Clássico S.A., have nominated the following candidates:

Candidate Name	Position
José João Abdalla Filho	Board of Directors member nominated by minority shareholders
Marcelo Gasparino da Silva	Board of Directors member nominated by minority shareholders

Respecting the terms of Instrução CVM 481/09, the candidates' names will be included in the Distance Voting Ballot.

Below is the resume of the nominated candidates:

José João Abdalla Filho. Mr. José João Abdalla, also known as Juca Abdalla, through his investment vehicles, is one of the largest individual long-term investors of B3, with values above R$ 20 billion, focused on the Oil and Gas, Energy and Mining segments, and whose positions have been carried for more than 10 years. Has experience in the CEG and CEMIG boards, which gave him an important background in the Energy and Oil & Gas segments, and whose performance has always been guided by respect for the interests of all stakeholders, especially in state-controlled companies. With a focus on control of operating costs, discipline of capital allocation and return equivalent to the risk assumed by stakeholders, especially shareholders of the companies, always with a long-term vision, the Board Member Juca seeks to support the best possible performance of the Management. Main experiences: (a) CEO of Banco Clássico S.A. and controlling shareholder, since 1989, which is a controlling shareholder of several investment vehicles; (b) Full Member of the Board of Directors of Companhia Energética de Minas Gerais - CEMIG since 2019 (was Alternate from 2015 to 2019); (c) Full Member of the Board of Directors of Transmissora Aliança de Energia Elétrica - TAESA, since 2019; (d) Alternate Member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro - CEG, since 2015. (excerpt from resume received by Petrobras)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Marcelo Gasparino da Silva. Mr. Marcelo Gasparino da Silva is a lawyer graduated from the Federal University of Santa Catarina and a specialist in Corporate Tax Administration from ESAG. He has executive training in mergers and acquisitions at the London Business School, and at CEO FGV (IBE/FGV/IDE). Professor at Fundação ENÁ - School of Government for certification of directors of state-owned companies and mixed economy companies. He worked as a lawyer for 15 years (1995-2010) and for the last 11 years he has been acting as an independent board member in publicly traded companies, with more than 30 mandates, with 5 years as Chairman of the Board of Directors. He is a Board Member certified by the Brazilian Institute of Corporate Governance - IBGC since 2010. He began his executive career as Legal and Institutional Director of CELESC (2007-2009). He has been Chairman of the Board of Directors of Eternit since 2017, Board Member of Vale since 2020, of Cemig since 2016. He was a member of the Board of Directors of Petrobras from the general meeting of 04/12/2021 until 05/31/2021, being elected again on 08/27/2021. He was a member of the Boards of Directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Eletrobras (2012-14 and 2016), Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a fiscal councilor at AES Tietê (2013-14), Bradespar (2014-15), Braskem (2018-19), and Petrobras (2018-2021). Since its launch in 2004, he has been the oldest External Consultant of the Innovare Award. With experience in the mining and steel, oil & gas, petrochemical, logistics, power generation, transmission and distribution, natural gas distribution, steel transformation, base industry, civil construction, including photovoltaic generation, warehousing, and sanitation sectors, he has acquired competencies skills and knowledge that allow him to contribute to the most diverse matters and strategies that are addressed on the boards he participates, such as turnaround, ESG, capital structure, mergers & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, including judicial reorganization, executive succession, highly complex legal issues and leadership in dealing with crises of global impact, such as COVID-19. He was Chairman of the Board of USIMINAS during the peak of the 2015-16 economic crisis amidst Brazil's largest corporate conflict. In April 2017, he assumed the chairman of the Board of Directors of Eternit to lead its turnaround with the election of a new executive board, but in the same year the Company suffered an important setback in a legal issue that banned the use of Chrysotile Asbestos in Brazil, and that ended up dragging it into a Judicial Recovery process starting in 2018. Leading the board at that complex moment, he acted so that Eternit would seek a new business in the photovoltaic energy area, including in its portfolio a product with technology and innovation. (resume available in the current Petrobras Reference Form).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer